                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                           SEABULK INTERNATIONAL, INC.
________________________________________________________________________________
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)

                                    81169P101
________________________________________________________________________________
                                 (CUSIP Number)

                               C/R Marine GP Corp.
                          c/o Riverstone Holdings, LLC
                         712 Fifth Avenue, 19/th/ Floor
                            New York, New York 10019
                         Attention: Pierre Lapeyre, Jr.
                              Phone: (212) 993-0093
________________________________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 13, 2002
________________________________________________________________________________
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.[_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

    C/R Marine Domestic Partnership, L.P.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[_]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    00 - Contributions from Partners
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

--------------------------------------------------------------------------------

                                      7      SOLE VOTING POWER
           NUMBER OF
            SHARES                           0 shares of Common Stock
         BENEFICIALLY                 ----------------------------------------------------------------------------
           OWNED BY                   8      SHARED VOTING POWER
             EACH
          REPORTING                          1,222,033 shares of Common Stock (includes 11,665 shares of
            PERSON                           Common Stock issuable upon exercise of Warrants)
             WITH                     ----------------------------------------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                             0 shares of Common Stock

------------------------------------------------------------------------------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                             1,222,033 shares of Common Stock (includes 11,665 shares of
                                             Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,222,033 shares of Common Stock (includes 11,665 shares of Common Stock issuable upon exercise of Warrants)
-----------------------------------------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
    EXCLUDES CERTAIN SHARES

-----------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.2%
-----------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    PN
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Non-U.S. Partnership, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
      NUMBER OF
        SHARES         0 shares of Common Stock
                  --------------------------------------------------------------
    BENEFICIALLY   8   SHARED VOTING POWER
      OWNED BY
        EACH           3,767,104 shares of Common Stock (includes 35,961 shares
      REPORTING        of Common Stock issuable upon exercise of Warrants)
        PERSON    --------------------------------------------------------------
        WITH       9   SOLE DISPOSITIVE POWER

                       0 shares of Common Stock
                  --------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       3,767,104 shares of Common Stock (includes 35,961 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,767,104 shares of Common Stock (includes 35,961 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     16.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)[_]
                                                               (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS


     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF
     SHARES              0 shares of Common Stock
                  --------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY

       EACH              514,202 shares of Common Stock (includes 4,909 shares
     REPORTING           of Common Stock issuable upon exercise of Warrants)
                  --------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         0 shares of Common Stock
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         514,202 shares of Common Stock (includes 4,909 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     514,202 shares of Common Stock (includes 4,909 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                  [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine Coinvestment II, L.P.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     00 - Contributions from Partners
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            369,371 shares of Common Stock (includes 3,526 shares of
    REPORTING         Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      369,371 shares of Common Stock (includes 3,526 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     369,371 shares of Common Stock (includes 3,526 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.6%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     C/R Marine GP Corp.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)[_]
                                                                (b)[X]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS

     Not applicable
--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                        [_]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
    NUMBER OF
     SHARES           0 shares of Common Stock
                 ---------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY
      EACH            5,872,710 shares of Common Stock (includes 56,061 shares
    REPORTING         of Common Stock issuable upon exercise of Warrants)
                 ---------------------------------------------------------------
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                      0 shares of Common Stock
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      5,872,710 shares of Common Stock (includes 56,061 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,872,710 shares of Common Stock (includes 56,061 shares of Common Stock issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                                   [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     25.2%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

         This Amendment No. 1 (the "Amendment") to the Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 17, 2002 (the "Schedule 13D"), relating to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Seabulk International, Inc. (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

         Item 3.  Source and Amount of Funds.

         Item 3 to the Schedule 13D is hereby amended and restated as follows:

         Pursuant to the Company Stock Purchase Agreement, on September 13, 2002, the C/R Purchasers purchased 4,166,667 shares of Common Stock for a purchase price of $33,333,336.

         Additionally, pursuant to the Loomis Securities Purchase Agreement, on September 13, 2002, the C/R Purchasers purchased (1) 1,649,982 shares of Common Stock for a purchase price of $13,199,856 and (2) Warrants to purchase 56,061 shares of Common Stock, for a purchase price of $329,192.97.

         The general and limited partners of the C/R Purchasers made capital contributions to fund the purchase of shares of Common Stock and Warrants.

         None of the Reporting Persons borrowed any funds in connection with the purchase of shares of Common Stock and Warrants.

         Item 4.  Purpose of Transaction.

         Item 4 to the Schedule 13D is hereby amended in pertinent part as follows:

         On September 5, 2002, the stockholders of the Company voted to approve the transactions contemplated by the Purchase Agreements and also to amend the Company's certificate of incorporation to add, among other things, certain protections for minority stockholders.

         On September 13, 2002, the Company filed an amended certificate of incorporation with the Secretary of State of the State of Delaware.

         The closing of the sale of the shares of Common Stock and Warrants pursuant to the Purchase Agreements occurred on September 13, 2002 (the "Closing Date").

         The Company, the C/R Purchasers, Nautilus and Gerhard Kurz entered into the Stockholders' Agreement on the Closing Date.

         Pursuant to the Stockholders' Agreement, the C/R Purchasers designated Pierre F. Lapeyre, Jr. and David M. Leuschen to serve as directors of the Company, and such persons were appointed by the current directors to the board of directors of the Company on the Closing Date. Also pursuant to the Stockholders' Agreement, Nautilus designated Ari Benacerraf, David Durkin, Kenneth V. Huseman and Steven Webster to serve as directors of the Company, and such persons were appointed by the current directors to the board of directors of the Company on the Closing Date.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Item 5.  Interest in Securities of the Issuer.

         Item 5 to the Schedule 13D is hereby amended and restated as follows:

                  (a)-(b) Following the consummation of the Purchase Agreements, as of September 13, 2002, each of the Reporting Persons and Nautilus is the beneficial owner of the following:

                                                 Number of Shares of    Total Number of      % of Equity
                                                     Common Stock       Shares of Common      Ownership
                                   Number of           Issuable         Stock (Assuming       (Assuming
                                   Shares of       Upon Exercise of       Exercise of        Exercise of
 Name                             Common Stock         Warrants            Warrants)          Warrants)
 ----                             ------------         --------            ---------          ---------
C/R U.S.(1) ...................    1,210,368             11,665             1,222,033             5.2%
C/R Int'l(1) ..................    3,731,143             35,961             3,767,104            16.2%
C/R Coinvestment(1) ...........      509,293              4,909               514,202             2.2%
C/R Coinvestment II(1) ........      365,845              3,526               369,371             1.6%
C/R GP(2) .....................    5,816,649             56,061             5,872,710            25.2%
Nautilus(3) ...................   11,633,297            112,124            11,745,421            50.4%

---------
(1) Each of the C/R Purchasers has the shared power to dispose or direct the disposition of the shares of Common Stock and Warrants which it holds directly or the shares of Common Stock issuable upon exercise of such Warrants. Each of the C/R Purchasers has the shared power to vote or direct the vote of such shares of Common Stock, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants. The C/R Purchasers may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the C/R Purchasers disclaims beneficial ownership of any shares of Common Stock owned by any other C/R Purchaser.

(2) C/R GP is the sole general partner of each of the C/R Purchasers and exercises investment discretion and control over the shares of Common Stock and Warrants held by each of the C/R Purchasers. Hence, in such capacity, C/R GP may be deemed to have the power to dispose or direct the disposition of the shares of Common Stock and Warrants that each of the C/R Purchasers holds, and shares of Common Stock which each of the C/R Purchasers would hold upon exercise of such Warrants, and to vote or direct the vote of such shares of Common Stock. William E. Conway, Jr., Daniel A. D'Aniello, David
     M. Rubenstein, Pierre F. Lapeyre, Jr., David M. Leuschen and Jim H. Derryberry, as the sole stockholders of C/R GP, may be deemed to share beneficial ownership of the shares shown as beneficially owned by the Reporting Persons. Such persons disclaim any such beneficial ownership.

(3) On July 16, 2002, Nautilus filed a separate Schedule 13D with respect to the shares of Common Stock and Warrants to be purchased by it pursuant to the Purchase Agreements, on behalf of itself and its other reporting persons (collectively, the "Nautilus Entities"). The Reporting Persons and the Nautilus Entities may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the Nautilus Entities.

         All calculations made herein are made in accordance with Rule 13d-3(d) under the Exchange Act; are based on the approximately 10,623,938 shares of Common Stock outstanding as of July 10, 2002, as reported by the Company in its proxy statement, filed as of August 14, 2002, and the 12,500,000 new shares of Common Stock issued by the Company in connection with the consummation of the Purchase Agreements; and include shares of Common Stock underlying outstanding warrants purchased by the C/R Purchasers and Nautilus.

                  (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

                  (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by the C/R Purchasers and beneficially owned by their general partner, as described in paragraphs (a) and
(b) above, is governed by the applicable limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests. The limited partner of C/R Coinvestment II has the right to cause the general partner to distribute all of the portfolio investments, including the shares of Common Stock and Warrants, held by C/R Coinvestment II to such limited partner on or after the two-year anniversary of C/R Coinvestment II's initial acquisition of such shares and Warrants, subject to any then-applicable legal, tax, regulatory or contractual restrictions. See Item 6 of the Schedule 13D for a description of the C/R Coinvestment II Agreement.

                  (e)     Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 to the Schedule 13D is hereby amended in pertinent part as follows:

         Stockholders' Agreement

         The following description of the Stockholders' Agreement, which is attached hereto as Exhibit 7 and incorporated herein by reference, is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Stockholders' Agreement.

         On the Closing Date, the Company, the C/R Purchasers (collectively, an "Investor"), Nautilus (also referred to as an "Investor") and Gerhard Kurz entered into the Stockholders' Agreement. Among other things:

         The Stockholders' Agreement provides that certain of the parties will vote the shares owned by them to cause the Company's board of directors to consist of ten members and be constituted as follows:

     .   certain of the C/R Purchasers will be entitled to designate two directors;
     .   Nautilus will be entitled to designate four directors;
     . three directors will be independent directors (that is, non-Investor designated directors), who initially will be chosen from directors currently serving on the board of directors; and
     .   the Chief Executive Officer will serve as a director.

         The Stockholders' Agreement also provides that directors designated by Nautilus and certain of the C/R Purchasers will also be represented on the compensation committee and, subject to compliance with Nasdaq and Commission rules, the audit committee of the board of directors.

         In the event that the C/R Purchasers own less than 50%, but more than 10%, of the shares of Common Stock initially purchased by them pursuant to the Purchase Agreements, collectively, they will be entitled to designate only one director. In the event the C/R Purchasers own less than 10% of the shares of Common Stock initially purchased by them pursuant to the Purchase Agreements, collectively, they will no longer be entitled to designate a director.

         In the event that Nautilus owns less than 50%, but more than 10%, of the shares of Common Stock initially purchased by it pursuant to the Purchase Agreements, it will be entitled to designate only two directors. In the event Nautilus owns less than 10%, but more than 5%, of the shares of Common Stock initially purchased by it pursuant to the Purchase Agreements, it will be entitled to designate only one director. In the event Nautilus owns less than 5% of the stock initially purchased by it pursuant to the Purchase Agreements, it will no longer be entitled to designate a director.

         So long as either Nautilus or the C/R Purchasers own shares of Common Stock equaling at least 15% of the outstanding shares of the Common Stock on a fully diluted basis (each, a "15% Holder"), the unanimous vote of the directors designated by such 15% Holder will be required for the following actions:

     .   share repurchases by the Company;
     .   certain affiliated party transactions;
     .   equity or debt financings; and
     . amendments to the Company's certificate of incorporation or by-laws, including any changes to the number of directors.

         The C/R Purchasers and Nautilus have the right to require the Company to effect up to six demand registrations, provided that shares of Common Stock to be offered in any such registration have an aggregate offering price in excess of $20 million. The C/R Purchasers are entitled to request two demand registrations, and Nautilus is entitled to request four demand registrations. The Company has customary "black-out" rights to delay a registration. If a demand registration is to involve an underwritten public offering, the Investor requesting such registration has the right to select the underwriters.

         The C/R Purchasers and Nautilus have unlimited piggyback registration rights, subject to customary pro rata cut-backs based on the number of shares requested to be covered under such registration.

         The C/R Purchasers and Nautilus will agree not to offer, sell or transfer any shares during the 14 days prior to the filing of a registration statement or prospectus or any amendments thereto (except for shares, if any, sold in that public offering) and during a period thereafter equal to (1) 180 days, or (2) such other period as reasonably required by the managing underwriters of an underwritten offering.

         All fees and expenses (including reasonable fees and expenses of counsel) in connection with a registration will be paid by the Company, other than underwriting fees and discounts.

         The Investors are subject to rights of first refusal and tag-along rights in any proposed transfer of shares of Common Stock owned by them. Specifically, the C/R Purchasers and Nautilus have pro rata tag-along rights in any proposed transfer of any shares of Common Stock owned by either of them. The C/R Purchasers and Nautilus also have the right of first refusal to purchase any shares proposed to be transferred by any party other than the Company on a pro rata basis (based on the number of shares held by such Investor). The rights of first refusal and tag-along rights are subject to limited customary exceptions, including sales pursuant to Rule 144 of the Securities Act of 1933, as amended, sales pursuant to demand or piggy-back registration rights and sales to certain permitted transferees.

         No party other than the Company to the Stockholders' Agreement may transfer shares of Common Stock owned by it to the extent that such transfer would result in the Company's not meeting the requirements of Section 2 of the Shipping Act, 1916, as amended, commonly referred to as the Jones Act, for the ownership and operation of vessels in the United States coastwise trade. Subject to this transfer restriction, the rights and obligations of the C/R Purchasers and Nautilus under the Stockholders' Agreement would be assigned in connection with any transfer of shares of Common Stock, provided that the right to designate a member of the board of directors may not be assigned and registration rights are assignable only if the transferee is acquiring at least 500,000 shares of Common Stock (assuming exercise of all Warrants).

         Except with respect to registration rights, the Stockholders' Agreement will terminate upon a change of control of the Company. The Stockholders' Agreement would not terminate upon a future public offering of shares of Common Stock.

         With respect to registration rights, such rights will terminate upon the earlier of (1) the seventh anniversary of the date of the Stockholders' Agreement or (2) when, with respect to each Investor, such Investor owns less than 3% of the shares of Common Stock (including upon exercise of all Warrants) initially purchased by such Investor pursuant to the Purchase Agreements.

         Assignment and Assumption Agreement

         The following description of the Assignment and Assumption Agreement dated as of September 13, 2002, by and among C/R U.S., C/R Int'l, C/R Coinvestment and C/R Coinvestment II (the "Assignment Agreement"), which is attached hereto as Exhibit 8 and incorporated herein by reference, is a summary thereof and does not purport to be complete and is qualified in its entirety by reference to the Assignment Agreement.

         On the Closing Date, the C/R Purchasers entered into the Assignment Agreement to reflect a reduction in C/R Coinvestment II's aggregate participation in the Purchase Agreements from approximately $4.0 million to approximately $3.0 million and a corresponding and equal aggregate increase in participation by the other C/R Purchasers. The total number of shares and Warrants to be purchased by the C/R Purchasers as a whole pursuant to the terms and conditions of the Purchase Agreements remains the same.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Stock Purchase Agreement dated as of June 13, 2002, by and among Seabulk International, Inc., the C/R Purchasers and Nautilus (incorporated by reference to the Schedule 13D).

         Exhibit 2: Securities Purchase Agreement dated as of June 13, 2002, by and among Loomis, Sayles & Company, L.P., the C/R Purchasers and Nautilus (incorporated by reference to the Schedule 13D).

         Exhibit 3: Stockholders' Agreement Term Sheet (incorporated by reference to the Schedule 13D).

         Exhibit 4: Fee Letter dated June 13, 2002, by and among Seabulk International, Inc., Carlyle/Riverstone Energy Partners, L.P. and Credit Suisse First Boston Corporation (incorporated by reference to the Schedule 13D).

         Exhibit 5: Letter Agreement dated as of July 16, 2002, by and between C/R Marine GP Corp. and Midstream Holdings, LLC (incorporated by reference to the Schedule 13D).

         Exhibit 6: Joint Filing Agreement dated as of July 16, 2002 (incorporated by reference to the Schedule 13D).

         Exhibit 7: Stockholders' Agreement dated as of September 13, 2002, by and among Seabulk International, Inc., the C/R Purchasers, Nautilus and Gerhard Kurz.

         Exhibit 8: Assignment and Assumption Agreement dated as of September 13, 2002, by and among C/R U.S., C/R Int'l, C/R Coinvestment and C/R Coinvestment II.

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2002

                           C/R MARINE DOMESTIC PARTNERSHIP, L.P.

                           By:      C/R Marine GP Corp.
                                    its General Partner

                           By:         /s/ Daniel A. D'Aniello
                                    ------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2002

                               C/R MARINE NON-U.S. PARTNERSHIP, L.P.

                               By:  C/R Marine GP Corp.
                                    its General Partner

                               By:    /s/  Daniel A. D'Aniello
                                    ----------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2002

                                     C/R MARINE COINVESTMENT, L.P.

                                     By: C/R Marine GP Corp.
                                         its General Partner


                                     By:   /s/  Daniel A. D'Aniello
                                         -------------------------------
                                         Name:  Daniel A. D'Aniello
                                         Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2002

                                  C/R MARINE COINVESTMENT II, L.P.

                                  By:  C/R Marine GP Corp.
                                       its General Partner

                                  By:    /s/  Daniel A. D'Aniello
                                       -------------------------------
                                       Name:  Daniel A. D'Aniello
                                       Title: President

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 13, 2002

                               C/R MARINE GP CORP.

                               By:    /s/  Daniel A. D'Aniello
                                    -------------------------------
                                    Name:  Daniel A. D'Aniello
                                    Title: President